Exhibit 15.9

Dexter S. Ferreira

Consulting Principal Geologist

For

Kai Batla Mineral Industry Consultants

26 Republic Road, Kai Batla House

Bordeaux, South Africa

CONSENT OF QUALIFIED PERSON

I, Dexter S. Ferreira, consent to the public filing of the technical report titled NI43-101 Technical Report on the Boikgantsho Deposit, Limpopo Province South Africa.

I also consent to any extracts from or a summary of the Technical Report in the annual report on Form 20-F for the year ended December 31, 2011 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) for the year ended December 31, 2011 of Anooraq Resources Corporation.

I certify that I have read the annual report on Form 20-F and the MD&A being filed by Anooraq Resources Corporation and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

DATED the 22 day of March, 2012.

/s/ Dexter S. Ferreira
Dexter S. Ferreira